

16012443

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST LIBERTIES SECURITIES INC D/B/A FIRST LIBERTIES FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 LEXINGTON AVENUE, SUITE 311
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD & ASSOCIATES, INC.
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVENUE, SUITE 170 NORTHRIDGE, CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HILARY BERGMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST LIBERTIES SECURITIES, INC. D/B/A FIRST LIBERTIES FINANCIAL, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

DERRICK LEON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LE6316367
Qualified in New York County
My Commission Expires 12/15/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Liberties Securities, Inc.
D/B/A First Liberties Financial

Financial Statement

For the Year Ended December 31, 2015

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
DECEMBER 31, 2015

Table of Contents


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
First Liberties Securities, Inc.
D/B/A First Liberties Financial:

We have audited the accompanying statement of financial condition of First Liberties Securities, Inc. D/B/A First Liberties Financial ("the Company") as of December 31, 2015, and the related notes (the "financial statements"). These financial statements are the responsibility of First Liberties Securities, Inc. D/B/A First Liberties Financial's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Liberties Securities, Inc. D/B/A First Liberties Financial as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 24, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:		
Cash	$	**84,089**
Accounts receivable		**117,889**
TOTAL CURRENT ASSETS		**201,978**
OTHER CURRENT ASSETS:		
Due from broker		**292,685**
Prepaid expenses		**66,689**
Other receivables		**16,389**
Due from parent		**3,130**
Investment in warrants		**726**
Other assets		**10,323**
TOTAL OTHER CURRENT ASSETS		**389,942**
TOTAL ASSETS	$	**591,920**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	**$**	**322,104**
Deferred revenue		**52,372**
TOTAL LIABILITIES		**374,476**
COMMITMENTS AND CONTINGECIES		
STOCKHOLDER'S EQUITY:		
Common stock; $10 par value, 1,000 shares authorized, issued and outstanding		**10,000**
Additional paid-in capital		**381,219**
Accumulated deficit		**(173,775)**
TOTAL STOCKHOLDER'S EQUITY		**217,444**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**591,920**

See Accompanying Notes to Financial Statement

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

First Liberties Securities, Inc. (D/B/A First Liberties Financial) (the "Company") was incorporated in the state of New York in October 1983. The Company is a wholly owned subsidiary of Pelion Financial Group, Inc. (the "Parent"), which acquired it on March 10, 2010. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") since February 14, 1984. The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, municipal securities, variable life insurance, annuities, tax shelters or limited partnerships in primary distributions, interests in mortgages or other receivables and options. The Company introduces its accounts on a fully-disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for corporate securities (other than mutual funds) and perform investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2015.

Revenue Recognition
Trading gains and losses, commissions, and related clearing expenses are recorded on a trade-date basis.

Private placement fees are earned when the placement is completed and the income is reasonably determinable.

Underwriting fees include gains/losses and fees net of underwriting expenses arising from securities offerings in which the Company acts as an agent. Underwriting fees are earned when the transactions are completed and the income is reasonably determinable.

Investment advisory fees are recognized when earned based on the terms of their respective agreements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Valuation of Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;
- Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of December 31, 2015:

Description	Level 1	Level 2	Level 3	Total
Securities owned				
Warrants	$ -	$ -	$ 726	$ 726
	$ -	$ -	$ 726	$ 726

There were no transfers between Level measurements during the year ended December 31, 2015. There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2015.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal and state income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax expenses and benefits are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Subsequent Events

The Company has evaluated subsequent events and transactions through February 24, 2016, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $123,147, which was $23,147 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.041 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2015, the amount in excess of insured limits was $0.

NOTE 5 – DUE FROM BROKER:

Due from broker represents amounts due from a clearing organization, which included clearing deposit of $62,517 at December 31, 2015.

NOTE 6 – RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2015, the Parent owed the Company $3,130.

NOTE 7 – INCOME TAXES:

As discussed in note 2, the Company is a wholly–owned subsidiary of the Parent, and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. As the Parent has incurred consolidated taxable losses, no income taxes have been allocated to the Company by the Parent. As such, no provision for federal, state and local income taxes have been reflected in the accompanying financial statements.

NOTE 8 – COMMITMENT:

The Company subleases its office space in New York City from its Parent on a month-to-month basis. In addition to New York City office space, on July 9, 2015 the Company entered into a one year lease agreement effective July 13, 2015 for a new office space in San Clemente, CA. Rent expense, including sundry services charges, for the year ended December 31, 2015 amounted to $78,102

NOTE 9 – CLEARING BROKER INDEMNIFICATION:

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits were deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 11 – CONTINGENCIES:

The Company was subject to a customer arbitration matter through FINRA arbitration and accrued $25,000 for this matter as of December 31, 2015. As of the date of this report, the matter was settled for $21,500.

As of the date of this report, FINRA has open files relating to activities of individual independent contractors of the Company. Management does not know what action, if any, FINRA, will take with respect to these inquiries. No effect of any such action has been reflected in the financial statements.

Company's management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.